news release

Zi Corporation Introduces QixLinks

New Search and Discovery Development a Major Usability Breakthrough in the Quest for increased ARPU

Calgary, AB – February 13, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced the introduction of QixLinks™ and QixLinks Ads™, two radical new developments of its award-winning on-device search and discovery engine Qix™. These products will offer users direct access to portal content and advertisements, driving greater ARPU for operators.

QixLinks and QixLinks Ads are targeted to deliver the top 1,000 high-value mobile content and advertising keywords to users. Qix offers the ability to showcase select operator content and hand-off to standard mobile search vendors for accessing other content. QixLinks enables discovery and repeated use by including natural language words a user might think to enter to find content.

"Qix already removes barriers to revenue producing features on a phone and with the introduction of QixLinks has now extended this competency to include mobile content and advertising," said Milos Djokovic, President and CEO, Zi Corporation.

"We are looking for really simple ways for customers to use our services. We found in our trials that Qix has helped customers use their phones more, and has helped them discover services that they weren't otherwise using. QixLinks is a simple way to bring new services to customers," said Matthew Dove, Head of Email and Internet Products, T-Mobile UK.

Zi Corporation will be demonstrating QixLinks and QixLinks Ads at Stand C58 in Hall 2 at the 3GSM World Congress in Barcelona, Spain from February 12 – 15 at Stand C58, Hall 2. To make an appointment with Zi Corporation at 3GSM World Congress, please contact Brian Dolby at +44(0)115 948 6901 or email brian@gbcspr.com.

On Valentine's Day be one of the first 50 visitors to the Zi stand and use QixLinks to send your loved one a bunch of flowers free of charge.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma® for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, email and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby / Emma Tagg
brian@gbcspr.com / emma@gbcspr.com
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti
jill@allencaron.com
+1 (949) 474-4300